UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest
event reported) October 28, 2015

ASTORIA FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-11967	11-3170868
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

ONE ASTORIA BANK PLAZA, LAKE SUCCESS, NEW YORK 11042-1085

(Address of principal executive offices and zip code)

(516) 327-3000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.             Other Events.

On October 29, 2015, Astoria Financial Corporation (the “Company”) and New York Community Bancorp, Inc. (“NYCB”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of October 28, 2015, by and between the Company and NYCB, pursuant to which NYCB and the Company will merge, subject to the terms and conditions set forth therein.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In addition, the Company and NYCB intend to make available to investors the slides attached hereto as Exhibit 99.2, which are incorporated herein by reference.

Item 9.01.             Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated October 29, 2015

99.2	Presentation, dated October 29, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 29, 2015

ASTORIA FINANCIAL CORPORATION

By:	/s/ Alan P. Eggleston
Name:	Alan P. Eggleston
Title:	Senior Executive Vice President and Chief Risk Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated October 29, 2015

99.2	Presentation, dated October 29, 2015